Exhibit 12(b)
COMPUTATION OF RATIO OF EBITDA TO INTEREST EXPENSE, NET(1)
The following table sets forth Lamar Media’s ratio of EBITDA to net interest expense, for the periods indicated.

											Six Months Ended
	Year Ended December 31,										June 30,
(dollars in thousands)	2005		2006		2007		2008		2009		2009		2010
											(unaudited)
EBITDA(2)	$453,392		$489,290		$548,322		$513,217		$436,211		$207,596		$199,215
Interest expense, net	80,345		109,806		158,609		156,716		191,455		87,899		95,705
Ratio of EBITDA to expense interest, net	5.6	x	4.5	x	3.5	x	3.3	x	2.3	x	2.4	x	2.1	x

(1)	The ratio of EBITDA to interest expense, net is defined as EBITDA divided by net interest expense.

(2)	EBITDA is defined as earnings (loss) before interest, taxes, depreciation and amortization. EBITDA represents a measure that we believe is customarily used by investors and analysts to evaluate the financial performance of companies in the media industry. Our management also believes that EBITDA is useful in evaluating our core operating results. However, EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States of America and should not be considered an alternative to operating income or net income as an indicator of our operating performance or to net cash provided by operating activities as a measure of our liquidity. Because EBITDA is not calculated identically by all companies, the presentation in this prospectus may not be comparable to those disclosed by other companies. In addition, the definition of EBITDA differs from the definition of EBITDA applicable to the covenants for the notes.